Filed Pursuant to Rule 433
Issuer Free Writing Prospectus, dated November 18, 2024
Supplementing the Preliminary Prospectus Supplement, dated November 18, 2024
Registration No. 333-277793

Pricing Term Sheet

$500,000,000 4.950% Senior Notes due 2029 (the “2029 Notes”)
$750,000,000 5.350% Senior Notes due 2034 (the “2034 Notes”)
$750,000,000 5.700% Senior Notes due 2054 (the “2054 Notes” and, together with the 2029 Notes and 2034 Notes, the “Notes”)

This pricing term sheet (this “Pricing Term Sheet”) relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, dated November 18, 2024, relating to these securities (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Other information presented in the Preliminary Prospectus Supplement, including financial information, is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Vulcan Materials Company

	2029 Notes	2034 Notes	2054 Notes
Title of Security:	4.950% Senior Notes due 2029	5.350% Senior Notes due 2034	5.700% Senior Notes due 2054

Principal Amount:	$500,000,000	$750,000,000	$750,000,000

Maturity Date:	December 1, 2029	December 1, 2034	December 1, 2054

Coupon:	4.950%	5.350%	5.700%

Yield to Maturity:	4.975%	5.364%	5.739%

Benchmark Treasury:	UST 4.125% due October 31, 2029	UST 4.250% due November 15, 2034	UST 4.250% due August 15, 2054

Spread to Benchmark Treasury:	+70 bps	+95 bps	+112 bps

Benchmark Treasury Yield:	4.275%	4.414%	4.619%

Price to Public:	99.888% plus accrued interest, if any, from November 20, 2024	99.890% plus accrued interest, if any, from November 20, 2024	99.442% plus accrued interest, if any, from November 20, 2024

Underwriting Discount:	0.600%	0.650%	0.875%

Proceeds, before expenses, to us:	$496,440,000	$744,300,000	$739,252,500

Optional Redemption:

Make-Whole Call:
At any time prior to November 1, 2029 (the date that is one month prior to the maturity date for the 2029 Notes (the “2029 par call date”)), the 2029 Notes will be redeemable in whole or in part, at our option at a redemption price (expressed as a percentage of a principal amount and rounded to three decimal places) equal to the greater of (1) 100% of the principal amount of such 2029 Notes and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 Notes to be redeemed discounted to the redemption date (assuming the 2029 Notes matured on the 2029 par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points less (b) interest accrued to the date of redemption, plus, in each case, any accrued and unpaid interest on the 2029 Notes being redeemed to, but not including, the date of redemption

At any time prior to September 1, 2034 (the date that is three months prior to the maturity date for the 2034 Notes (the “2034 par call date”)), the 2034 Notes will be redeemable in whole or in part, at our option at a redemption price (expressed as a percentage of a principal amount and rounded to three decimal places) equal to the greater of (1) 100% of the principal amount of such 2034 Notes and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2034 Notes to be redeemed discounted to the redemption date (assuming the 2034 Notes matured on the 2034 par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points less (b) interest accrued to the date of redemption, plus, in each case, any accrued and unpaid interest on the 2034 Notes being redeemed to, but not including, the date of redemption

At any time prior to June 1, 2054 (the date that is six months prior to the maturity date for the 2054 Notes (the “2054 par call date”)), the 2054 Notes will be redeemable in whole or in part, at our option at a redemption price (expressed as a percentage of a principal amount and rounded to three decimal places) equal to the greater of (1) 100% of the principal amount of such 2054 Notes and (2) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the 2054 Notes to be redeemed discounted to the redemption date (assuming the 2054 Notes matured on the 2054 par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points less (b) interest accrued to the date of redemption, plus, in each case, any accrued and unpaid interest on the 2054 Notes being redeemed to, but not including, the date of redemption

Par Call:
At any time on or after the 2029 par call date, we may redeem the 2029 Notes in whole or in part, at our option, from time to time at a redemption price equal to 100% of the aggregate principal amount of the 2029 Notes being redeemed, plus any accrued and unpaid interest on the 2029 Notes being redeemed to, but not including, the date of redemption

At any time on or after the 2034 par call date, we may redeem the 2034 Notes in whole or in part, at our option, from time to time at a redemption price equal to 100% of the aggregate principal amount of the 2034 Notes being redeemed, plus any accrued and unpaid interest on the 2034 Notes being redeemed to, but not including, the date of redemption

At any time on or after the 2054 par call date, we may redeem the 2054 Notes in whole or in part, at our option, from time to time at a redemption price equal to 100% of the aggregate principal amount of the 2054 Notes being redeemed, plus any accrued and unpaid interest on the 2054 Notes being redeemed to, but not including, the date of redemption

CUSIP/ISIN Numbers:	CUSIP: 929160 BB4 ISIN: US929160BB44	CUSIP: 929160 BC2 ISIN: US929160BC27	CUSIP: 929160 BD0 ISIN: US929160BD00

Terms Applicable to All Notes

Issuer:	Vulcan Materials Company

Interest Payment Dates:	June 1 and December 1 of each year, commencing on June 1, 2025

Record Dates:	May 15 and November 15

Day Count Convention:	30/360

Ratings (Moody’s / S&P / Fitch):*	Baa2 (Stable) / BBB+ (Stable) / BBB (Positive)

Trade Date:	November 18, 2024

Settlement Date:
November 20, 2024 (T+2)

We expect delivery of the Notes will be made against payment therefor on or about November 20, 2024, which is the second business day following the date of this Pricing Term Sheet (such settlement being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this Pricing Term Sheet or on any subsequent date that is prior to the first trading day preceding the date we deliver the Notes to the underwriters for the offering will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

Change of Control:
If a change of control repurchase event (as defined in the Preliminary Prospectus Supplement) occurs with respect to a series of Notes, unless we have exercised our right to redeem the Notes or have defeased the Notes as described in the Preliminary Prospectus Supplement, we will be required to make an irrevocable offer to each holder of the applicable series of Notes to repurchase all or any part (equal to or in excess of $2,000 and in integral multiples of $1,000) of that holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the applicable series of Notes repurchased plus accrued and unpaid interest, if any, on the applicable series of Notes repurchased to, but not including, the date of repurchase.

Joint Book-Running Managers:	Truist Securities, Inc. Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Regions Securities LLC

Co-Managers:	FHN Financial Securities Corp. Siebert Williams Shank & Co., LLC

Denominations:	$2,000 and integral multiples of $1,000

Form of Offering:	SEC Registered

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The issuer has filed a registration statement (including a prospectus) and the related Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement if you request it by contacting Truist Securities, Inc. by telephone at 1-800-685-4786, Wells Fargo Securities, LLC, toll-free by telephone at 1-800-645-3751, BofA Securities, Inc., toll-free by telephone at 1-800-294-1322, Goldman Sachs & Co. LLC by telephone at 1-866-471-2526 or U.S. Bancorp Investments, Inc. by telephone at 1-877-558-2607.

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